

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

<u>Via E-mail</u>
Shi Peng Jiang
Financial Controller
Ninetowns Internet Technology Group Company Limited
22nd Floor, Building No. 1, Capital A Partners
No. 20 Gong Ti East Road
Chaoyang District
Beijing 100020
People's Republic of China

Re: Ninetowns Internet Technology Group Company Limited
Amendment No. 1 to Schedule 13E-3
Filed on March 14, 2014
File No. 005-80354

Dear Mr. Jiang:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated March 6, 2014.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>Item 16. Exhibits</u>

<u>Exhibit 99 (a)-(1)</u>

<u>Cover Letter</u>

1.   We note your response to prior comment 4. However, it appears that determinations made by the special committee relate to "unaffiliated shareholders and unaffiliated ADS

holders," whereas determinations by the company's board of directors and the consortium relate to "unaffiliated shareholders and ADS holders." Please revise here and throughout the proxy statement, to state, if true, that each filing person has determined that the merger is substantively and procedurally fair to both unaffiliated shareholders and unaffiliated ADS holders. See Item 1014(a) of Regulation M-A.

Summary Term Sheet, page 1

Recommendations and Determinations of the Special Committee and Our Board of Directors, page 6

2.   We note your response to prior comment 3 and the revised disclosure in the second full paragraph on the second page of the cover letter. Please make similar revisions here to clearly and prominently disclose that, while the board of directors formed a special committee of disinterested directors to consider the transaction, the special committee has not formally determined that any aspect of the transaction is procedurally or substantively fair to unaffiliated security holders.

Special Factors

Background of the Merger, page 23

3.   The Consortium appears to have filed its first Schedule 13D on October 22, 2012. However, disclosure indicates that discussions regarding a possible Rule 13e-3 transaction began in May 2012. Please provide an analysis regarding whether the Consortium had a Schedule 13D filing obligation prior to October 22, 2012.

4.   We note your response to prior comment 8. Item 1015 of Regulation M-A addresses reports, opinions and appraisals, not simply valuation or fairness reports, opinions or appraisals. Please file Piper Jaffray's report as an exhibit to the schedule, and disclose in the proxy statement the names of the potential strategic partners identified by Piper Jaffray.

Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors, page 27

5.   We note the additional disclosure regarding the possible alternatives to the merger that were considered. Please disclose all the alternatives that were considered, or revise your disclosure to clarify that continuing to operate the company as an independent entity was the only alternative considered. Please also specify how it was determined that each disclosed alternative was not in the best interests of the company.

<u>Purposes of and Reasons for the Merger, page 37</u>

6.   We note your response to prior comment 22, and continue to believe that you should revise the language regarding the Consortium maintaining "a significant portion of their investment in the Company." As demonstrated on page 40, each individual member of the Consortium will be increasing its interest in the net book value and net earnings of the company, in both dollar amounts and percentages. Furthermore, the Consortium will be increasing its ownership interest from 31.4% to 100%. If you mean to note that certain members of the Consortium will nevertheless own fewer actual shares following the transaction, or will own fewer shares in relation to certain other members, please describe the significance of this fact to security holders.

        If you have questions or comments please contact Ji Kim, Staff Attorney, at (202) 551-3579, David L. Orlic, Special Counsel, Office of Mergers and Acquisitions at (202) 551- 3503 or the undersigned at (202) 551-3457.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: <u>Via E-mail</u>
        David S. Wang, Esq.
        Paul Hastings LLP